SHEPHERD
                                     STREET
                                     EQUITY
                                      FUND



November 30, 2006

                                                              FILED VIA EDGAR
                                                              ---------------
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Shepherd Street Funds
          File No. 811-8883


Ladies and Gentlemen:

     The Shepherd Street Funds, Inc. (the "Company"), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provides the following in connection with the Company fidelity bond:

     1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

     2. A copy of the resolutions approving the Bond, which were adopted by the Board, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Company (attached as EX99-2).

     Premiums have been paid through the policy period ending on October 1, 2007.

     Please contact the undersigned at 513/587-3403 if you have any questions concerning this filing.


Very truly yours,

/s/ John F. Splain

John F. Splain
Assistant Secretary




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P.O. Box  46707    Cincinnati, Ohio  45246-0707    Phone: 1-888-575-4800    Fax: 513-587-3450     www.shepherdstreetfund.com
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